EXHIBIT 99

                               CEL-SCI CORPORATION

                                  Common Stock

      THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS".

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      This Prospectus relates to shares (the "Shares") of common stock (the "Common Stock") of CEL-SCI Corporation which may be issued pursuant to certain employee compensation plans adopted by CEL-SCI. The employee compensation plans provide for the grant, to selected employees of CEL-SCI and other persons, of either shares of CEL-SCI's common stock or options to purchase shares of CEL-SCI's common stock. Persons who received Shares pursuant to the Plans and who are offering such shares to the public by means of this Prospectus are referred to as the "Selling Shareholders".

      CEL-SCI has Incentive Stock Option Plans, Non-Qualified Stock Option Plans, Stock Bonus Plans and a Stock Compensation Plan. In some cases these plans are collectively referred to as the "Plans". The terms and conditions of any stock grants and the terms and conditions of any options, including the price of the shares of Common Stock issuable on the exercise of options, are governed by the provisions of the respective Plans and any particular agreements between CEL-SCI and the Plan participants.

      The Selling Shareholders may offer the shares from time to time in negotiated transactions in the over-the-counter market, at fixed prices which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through securities broker/dealers, and such broker/dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker/dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker/dealer might be in excess of customary commissions). See "Selling Shareholders" and "Plan of Distribution".

      None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by CEL-SCI. CEL-SCI has agreed to bear all expenses (other than underwriting discounts, selling commissions and fees and expenses of counsel and other advisers to the Selling Shareholders). CEL-SCI has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").


                The date of this Prospectus is __________, 2007.

                              AVAILABLE INFORMATION

      CEL-SCI is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning CEL-SCI can be inspected and copied at the Commission's office at 100 F Street, NE, Washington, D.C. 20549. Certain information concerning CEL-SCI is also available at the Internet Web Site maintained by the Securities and Exchange Commission at www.sec.gov. This Prospectus does not contain all information set forth in the Registration Statement of which this Prospectus forms a part and exhibits thereto which CEL-SCI has filed with the Commission under the Securities Act and to which reference is hereby made.

                       DOCUMENTS INCORPORATED BY REFERENCE

      CEL-SCI will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to:

                               CEL-SCI Corporation
                           8229 Boone Blvd., Suite 802
                             Vienna, Virginia 223l4
                                 (703) 506-9460
                              Attention: Secretary

      The following documents filed with the Commission by CEL-SCI (Commission File No. 0-11503) are hereby incorporated by reference into this Prospectus:

         (1) 8-K Report filed on August 7, 2006.

         (2) Annual Report on Form 10-K for the fiscal year ended September 30, 2006;

         (3) Proxy Statement relating to the November 17, 2006 Annual Meeting of Shareholders.

         (4) Quarterly Report on Form 10-Q for the three months ended December 31, 2006.

      All documents filed with the Commission by CEL-SCI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering registered hereby shall be deemed to be incorporated by reference into this Prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                TABLE OF CONTENTS
                                                                            PAGE


THE COMPANY ..............................................                   4

RISK FACTORS..............................................                   7

COMPARATIVE SHARE DATA ...................................                  13

USE OF PROCEEDS ..........................................                  15

SELLING SHAREHOLDERS .....................................                  15

PLAN OF DISTRIBUTION .....................................                  18

DESCRIPTION OF SECURITIES.................................                  18

GENERAL ..................................................                  19

                                   THE COMPANY

     CEL-SCI is involved in the research and development of drugs for cancer and infectious diseases

      CEL-SCI's lead product, Multikine(R), is being developed for the treatment of cancer. Multikine is a patented immunotherapeutic agent consisting of a mixture of naturally occurring cytokines, including interleukins, interferons, chemokines and colony-stimulating factors, currently being developed for the treatment of cancer. Multikine is designed to target the tumor micro-metastases that are mostly responsible for treatment failure. The basic concept is to add Multikine to the current cancer treatments with the goal of making the overall cancer treatment more successful. Phase II data indicated that Multikine treatment resulted in a substantial increase in the survival of patients. The lead indication is advanced primary head & neck cancer (500,000 new cases per annum). Since Multikine is not tumor specific, it may also be applicable in many other solid tumors.

      In January 2007 the US Food and Drug Administration (FDA) concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine. The Canadian regulatory agency, the Biologics and Genetic Therapies Directorate, had previously concurred with the initiation of a global Phase III clinical trial in head and neck cancer patients using Multikine.

      Approximately 800 patients will be enrolled worldwide in the Phase III trial. The protocol is designed to develop conclusive evidence of the efficacy of Multikine in the treatment of advanced primary squamous cell carcinoma of the oral cavity (head and neck cancer). A successful outcome from this trial should enable CEL-SCI to apply for a Biologics License to market Multikine for the treatment of this patient population.

      The trial will test the hypothesis that Multikine treatment administered prior to the current standard therapy for head and neck cancer patients (surgical resection of the tumor and involved lymph nodes followed by radiotherapy or radiotherapy and concurrent chemotherapy) will enhance the local/regional control of the disease, reduce the rate of disease progression and extend the time of progression free survival in patients with advanced oral squamous cell carcinoma.

      Clinical trials in over 200 patients have been completed with Multikine with the following results:

1)            It has been demonstrated to be safe and non-toxic.

2) It has been shown to render cancer cells much more susceptible to radiation therapy (The Laryngoscope, December 2003, Vol. 113 Issue
              12).

3) A publication in the Journal of Clinical Oncology (Timar et al, JCO, 23(15): May 2005), revealed the following:

          (i) Multikine induced anti-tumor immune responses through the combined activity of the different cytokines present in Multikine following local administration of Multikine for only three weeks.

         (ii) The combination of the different cytokines caused the induction, recruitment into the tumor bed, and proliferation of anti-tumor T-cells and other anti-tumor inflammatory cells, leading to a massive anti-tumor immune response.

        (iii) Multikine induced a reversal of the CD4/CD8 ratio in the tumor infiltrating cells, leading to a marked increase of CD4 T-cells in the tumor, which resulted in the prolongation of the anti-tumor immune response and tumor cell destruction.

         (iv) The anti-tumor immune-mediated processes continued long after the cessation of Multikine administration.

          (v) A three-week Multikine treatment of patients with advanced primary oral squamous cell carcinoma resulted in an overall response rate of 42% prior to standard therapy, with 12% of the patients having a complete response.

          (vi) A histopathology study showed that the tumor load in Multikine treated patients was reduced by nearly 50% as compared to tumors from control patients in the same pathology study.

         (vii) The tumors of all of the patients in this Phase II trial who responded to Multikine treatment were devoid of the cell surface marker for HLA Class II. This finding, if confirmed in this global Phase III clinical trial, may lead to the establishment of a marker for selecting the patient population best suited for treatment with Multikine.

        (viii) In a Phase II study, using the same drug regimen as will be used in the Phase III study, the addition of Multikine as first-line treatment prior to the standard of care treatment resulted in a 33% improvement in the median overall survival at 3.2 years post-surgery, when compared to the results of 39 OSCC clinical trials published in the scientific literature between 1987 and 2004.

      CEL-SCI also owns a pre-clinical technology called L.E.A.P.S. (Ligand Epitope Antigen Presentation System). The lead product derived from this technology is the CEL-1000 peptide which has shown protection in animals against herpes, malaria, viral encephalities and cancer.

      Before human testing can begin with respect to a drug or biological product, preclinical studies are conducted in laboratory animals to evaluate the potential efficacy and the safety of a product. Human clinical studies generally involve a three-phase process. The initial clinical evaluation, Phase I, consists of administering the product and testing for safe and tolerable dosage levels. Phase II trials continue the evaluation of safety and determine the appropriate dosage for the product, identify possible side effects and risks in a larger group of subjects, and provide preliminary indications of efficacy. Phase III trials consist of testing for actual clinical efficacy within an expanded group of patients at geographically dispersed test sites.

      CEL-SCI has funded the costs associated with the clinical trials relating to CEL-SCI's technologies, research expenditures and CEL-SCI's administrative expenses with the public and private sales of shares of CEL-SCI's common stock and borrowings from third parties, including affiliates of CEL-SCI.

      All of CEL-SCI's products are in the development stage. As of September 30, 2006, CEL-SCI was not receiving any revenues from the sale of Multikine or any other products which CEL-SCI was developing.

      CEL-SCI does not expect to develop commercial products for several years, if at all. CEL-SCI has had operating losses since its inception, had an accumulated deficit of approximately $(108,000,000) at December 31, 2006 and expects to incur substantial losses for the foreseeable future.

      CEL-SCI's executive offices are located at 8229 Boone Blvd., #802, Vienna, Virginia 22182, and its telephone number is (703) 506-9460.

      CEL-SCI's common stock is quoted on the American Stock Exchange under the symbol "CVM".

Use of Proceeds

      CEL-SCI will not receive any proceeds from the sale of the shares by the selling shareholders.

Risk Factors

     The purchase of the securities offered by this prospectus involves a high degree of risk. Risk factors include the lack of revenues and history of loss, need for additional capital and need for FDA approval. See the "Risk Factors" section of this prospectus for additional Risk Factors.

Forward Looking Statements

      This prospectus contains various forward-looking statements that are based on CEL-SCI's beliefs as well as assumptions made by and information currently available to CEL-SCI. When used in this prospectus, the words "believe", "expect", "anticipate", "estimate" and similar expressions are intended to identify forward-looking statements. Such statements may include statements regarding seeking business opportunities, payment of operating expenses, and the like, and are subject to certain risks, uncertainties and assumptions which could cause actual results to differ materially from projections or estimates. Factors which could cause actual results to differ materially are discussed at length under the heading "Risk Factors". Should one or more of the enumerated risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Investors should not place undue reliance on forward-looking statements, all of which speak only as of the date made.

                                  RISK FACTORS

      Investors should be aware that the risks described below could adversely affect the price of CEL-SCI's common stock.

Risks Related to CEL-SCI

Since CEL-SCI Has Earned Only Limited Revenues and Has a History of Losses, CEL-SCI Will Require Additional Capital to Remain in Operation.

    CEL-SCI has had only limited revenues since it was formed in 1983. Since the date of its formation and through December 31, 2006 CEL-SCI incurred net losses of approximately $(108,000,000). CEL-SCI has relied principally upon the proceeds of public and private sales of its securities to finance its activities to date. All of CEL-SCI's potential products, with the exception of Multikine, are in the early stages of development, and any commercial sale of these products will be many years away. Even potential product sales from Multikine are many years away as cancer trials can be lengthy. Accordingly, CEL-SCI expects to incur substantial losses for the foreseeable future.

If CEL-SCI cannot obtain additional capital, CEL-SCI may have to postpone development and research expenditures which will delay CEL-SCI's ability to produce a competitive product. Delays of this nature may depress the price of CEL-SCI's common stock or force CEL-SCI out of business.

    Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly, especially in the United States, but also in foreign countries. CEL-SCI's estimates of the costs associated with future clinical trials and research may be substantially lower than the actual costs of these activities. The different steps necessary to obtain regulatory approval, especially that of the Food and Drug Administration, involve significant costs and may require several years to complete. CEL-SCI expects that it will need substantial additional financing over an extended period of time in order to fund the costs of future clinical trials, related research, and general and administrative expenses.

      The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. CEL-SCI is unable to estimate the future costs of clinical trials since CEL-SCI has not yet met with the FDA to discuss the design of future clinical trials; and until the scope of future clinical trials is known, CEL-SCI will not be able to price any trials with clinical trial organizations.

      To raise additional capital CEL-SCI will most likely sell shares of its common stock or securities convertible into common stock at prices that may be below the prevailing market price of CEL-SCI's common stock at the time of sale. The issuance of additional shares will have a dilutive impact on other stockholders and could have a negative effect on the market price of CEL-SCI's common stock.

Multikine is made from components of human blood which involves inherent risks that may lead to product destruction or patient injury which could materially harm CEL-SCI's financial results, reputation and stock price.

      Multikine is made, in part, from components of human blood. There are inherent risks associated with products that involve human blood such as possible contamination with viruses, including Hepatitis or HIV. Any possible contamination could require CEL-SCI to destroy batches of Multikine or cause injuries to patients who receive the product thereby subjecting CEL-SCI to possible financial losses and harm to its business.

Although CEL-SCI has product liability insurance for Multikine, the successful prosecution of a product liability case against CEL-SCI could have a materially adverse effect upon its business if the amount of any judgment exceeds CEL-SCI's insurance coverage.

    Although no claims have been brought to date, participants in CEL-SCI's clinical trials could bring civil actions against CEL-SCI for any unanticipated harmful effects arising from the use of Multikine or any drug or product that CEL-SCI may try to develop. Although CEL-SCI believes its insurance coverage of $1,000,000 per claim is adequate, the defense or settlement of any product liability claim could adversely affect CEL-SCI even if the defense and settlement costs did not exceed CEL-SCI's insurance coverage.

CEL-SCI's directors are allowed to issue shares of preferred stock with provisions that could be detrimental to the interests of the holders of CEL-SCI's common stock.

    The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock would allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

Risks Related to Government Approvals

CEL-SCI's product candidates must undergo rigorous pre-clinical and clinical testing and regulatory approvals, which could be costly and time-consuming and subject CEL-SCI to unanticipated delays or prevent CEL-SCI from marketing any products.

      Therapeutic agents, drugs and diagnostic products are subject to approval, prior to general marketing, by the FDA in the United States and by comparable agencies in most foreign countries. Before obtaining marketing approval, CEL-SCI's product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that such approvals will be granted.

      CEL-SCI cannot be certain when or under what conditions it will undertake further clinical trials, including a Phase III clinical trial for Multikine. The clinical trials of CEL-SCI's product candidates may not be completed on schedule, the FDA or foreign regulatory agencies may order CEL-SCI to stop or modify its research or these agencies may not ultimately approve any of CEL-SCI's product candidates for commercial sale. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of CEL-SCI's product candidates. The data collected from CEL-SCI's clinical trials may not be sufficient to support regulatory approval of its various product candidates, including Multikine. CEL-SCI's failure to adequately demonstrate the safety and efficacy of any of its product candidates would delay or prevent regulatory approval of its product candidates in the United States, which could prevent CEL-SCI from achieving profitability.

      The requirements governing the conduct of clinical trials, manufacturing, and marketing of CEL-SCI's product candidates, including Multikine, outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can require, among other things, additional testing and different trial designs. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Some of those agencies also must approve prices for products approved for marketing. Approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries. In addition, changes in regulatory policy in the US or in foreign countries for product approval during the period of product development and regulatory agency review of each submitted new application may cause delays or rejections.

      In addition to conducting further clinical studies of Multikine and CEL-SCI's other product candidates, CEL-SCI also must undertake the development of its manufacturing process and optimize its product formulations.

     CEL-SCI will not be able to commercialize Multikine and other product candidates until it has obtained regulatory approval. CEL-SCI has only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede its ability to obtain timely approvals from the FDA or foreign regulatory agencies, if at all. In addition, regulatory authorities may also limit the types of patients to which CEL-SCI or others may market Multikine or CEL-SCI's other products. Any failure to obtain or any delay in obtaining required regulatory approvals may adversely affect the ability of CEL-SCI or potential licensees to successfully market any products they may develop.

Even if CEL-SCI obtains regulatory approval for its product candidates, CEL-SCI will be subject to stringent, ongoing government regulation.

      If CEL-SCI's products receive regulatory approval, either in the United States or internationally, CEL-SCI will be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

          o    product design, development and manufacture;
          o    adverse drug experience;
          o    product advertising and promotion;
          o product manufacturing, including good manufacturing practice requirements;
          o    record keeping requirements;
          o registration and listing of CEL-SCI's establishments and products with the FDA and certain state agencies;
          o product storage and shipping; o drug sampling and distribution requirements; o electronic record and signature requirements; and o labeling changes or modifications.

      CEL-SCI and any third-party manufacturers or suppliers must continually adhere to federal regulations setting forth requirements, known as current Good Manufacturing Practices, or cGMPs, and their foreign equivalents, which are enforced by the FDA and other national regulatory bodies through their facilities inspection programs. If CEL-SCI's facilities, or the facilities of its contract manufacturers or suppliers, cannot pass a pre-approval plant inspection, the FDA will not approve the marketing applications of CEL-SCI's product candidates. In complying with cGMP and foreign regulatory requirements, CEL-SCI and any of its potential third-party manufacturers or suppliers will be obligated to expend time, money and effort in production, record-keeping and quality control to ensure that its products meet applicable specifications and other requirements. State regulatory agencies and the regulatory agencies of other countries have similar requirements.

      If CEL-SCI does not comply with regulatory requirements at any stage, whether before or after marketing approval is obtained, it may be subject to license suspension or revocation, criminal prosecution, seizure, injuction, fines, or be forced to remove a product from the market or experience other adverse consequences, including restrictions or delays in obtaining regulatory marketing approval, which could materially harm CEL-SCI's financial results, reputation and stock price. Additionally, CEL-SCI may not be able to obtain the labeling claims necessary or desirable for product promotion. CEL-SCI may also be required to undertake post-marketing trials. In addition, if CEL-SCI or other parties identify adverse effects after any of CEL-SCI's products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn. CEL-SCI may be required to reformulate its products, conduct additional clinical trials, make changes in its product's labeling or indications of use, or submit additional marketing applications to support these changes. If CEL-SCI encounters any of the foregoing problems, its business and results of operations will be harmed and the market price of our common stock may decline.

    Also, the extent of adverse government regulations which might arise from future legislative or administrative action cannot be predicted. Without government approval, CEL-SCI will be unable to sell any of its products.

Risks Related to Intellectual Property

CEL-SCI may not be able to achieve or maintain a competitive position and other technological developments may result in CEL-SCI's proprietary technologies becoming uneconomical or obsolete.

      The biomedical field in which CEL-SCI is involved is undergoing rapid and significant technological change. The successful development of therapeutic agents from CEL-SCI's compounds, compositions and processes through CEL-SCI-financed research, or as a result of possible licensing arrangements with pharmaceutical or other companies, will depend on its ability to be in the technological forefront of this field.

      Many companies are working on drugs designed to cure or treat cancer and have substantial financial, research and development, and marketing resources and are capable of providing significant long-term competition either by establishing in-house research groups or by forming collaborative ventures with other entities. In addition, smaller companies and non-profit institutions are active in research relating to cancer and infectious diseases and are expected to become more active in the future.

CEL-SCI's patents might not protect CEL-SCI's technology from competitors, in which case CEL-SCI may not have any advantage over competitors in selling any products which it may develop.

      Certain aspects of CEL-SCI's technologies are covered by U.S. and foreign patents. In addition, CEL-SCI has a number of new patent applications pending. There is no assurance that the applications still pending or which may be filed in the future will result in the issuance of any patents. Furthermore, there is no assurance as to the breadth and degree of protection any issued patents might afford CEL-SCI. Disputes may arise between CEL-SCI and others as to the scope and validity of these or other patents. Any defense of the patents could prove costly and time consuming and there can be no assurance that CEL-SCI will be in a position, or will deem it advisable, to carry on such a defense. Other private and public concerns, including universities, may have filed applications for, or may have been issued, patents and are expected to obtain additional patents and other proprietary rights to technology potentially useful or necessary to CEL-SCI. The scope and validity of such patents, if any, the extent to which CEL-SCI may wish or need to acquire the rights to such patents, and the cost and availability of such rights are presently unknown. Also, as far as CEL-SCI relies upon unpatented proprietary technology, there is no assurance that others may not acquire or independently develop the same or similar technology.

Risks Related to CEL-SCI's Common Stock

Since the market price for CEL-SCI's common stock is volatile, investors may not be able to sell any of CEL-SCI's shares at a profit.

    The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. During the year ended September 30, 2006 CEL-SCI's stock price has ranged from a low of $0.44 per share to a high of $1.78 per share. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the future market price of CEL-SCI's common stock.

Shares issuable upon the conversion of the Series K notes, the payment of interest or principal on the Series K notes, the exercise of the Series K warrants, or the exercise of other outstanding options and warrants, may substantially increase the number of shares available for sale in the public market and may depress the price of CEL-SCI's common stock.

      CEL-SCI had outstanding convertible notes, options and warrants which as of December 31, 2006 could potentially allow the holders to acquire a substantial amount of additional shares of its common stock. Until the options and warrants expire, or the convertible notes are paid, or the options or warrants expire, the holders will have an opportunity to profit from any increase in the market price of CEL-SCI's common stock without assuming the risks of ownership. Holders of convertible notes, options and warrants may convert or exercise these securities at a time when CEL-SCI could obtain additional capital on terms more favorable than those provided by the options. The conversion of the notes or the exercise of the options and warrants will dilute the voting interest of the owners of presently outstanding shares by adding a substantial number of additional shares of CEL-SCI's common stock. See "Comparative Share Data" for additional information.

      CEL-SCI has filed, or plans to file, registration statements with the Securities and Exchange Commission so that substantially all of the shares of common stock which are issuable upon the exercise of outstanding options and warrants may be sold in the public market. The sale of common stock issued or issuable upon the exercise of the warrants described above, or the perception that such sales could occur, may adversely affect the market price of CEL-SCI's common stock.

                             COMPARATIVE SHARE DATA


                                                    Number of
                                                       Shares
                                                    ---------

   Shares outstanding as of December 31, 2006:     83,234,441


   Other Shares Which May Be Issued as of December 31, 2006:

                                                     Number of          Note
                                                        Shares      Reference
                                                     ---------      ---------

   Shares issuable upon conversion of
      Series K notes                                 9,651,162          A

   Shares issuable upon exercise of
      Series K warrants                              5,211,628          A

   Shares issuable as payment of  interest on
      the Series K notes                             1,700,000          A

   Shares issuable as payment of principal on
      the Series K notes                             9,651,162          A

   Shares issuable upon the exercise of warrants
     held by private investors                       4,059,159          B

   Shares issuable upon exercise of options granted
     to CEL-SCI's officers,  directors, employees,
     consultants, and third parties                 11,513,629          C


A. In August 2006 CEL-SCI sold Series K convertible notes, plus Series K warrants, to independent private investors for $8,300,000. The notes bear interest annually at the greater of 8% or 6 month LIBOR plus 3% per year. The Notes are due and payable on August 4, 2011 and are secured by substantially all of CEL-SCI's assets.

      At the holder's option the Series K notes are convertible into shares of the Company's common stock at a conversion price of $0.86.

      The Series K warrants allow the holders to purchase up to 4,825,581 shares of CEL-SCI's common stock at a price of $0.95 per share at any time between February 4, 2007 and February 4, 2012.

      The actual number of shares issuable upon the conversion of the Series K promissory notes or upon the exercise of the Series K warrants may increase as the result of future sales of CEL-SCI's common stock at prices below either the note conversion price or warrant exercise price, as the case may be, or the market price of CEL-SCI's common stock.

      At CEL-SCI's election, and under certain conditions, CEL-SCI may use shares of its common stock to make interest or principal payments on the Series K notes. The actual number of shares which may be issued as payment of interest or principal may increase if the price of CEL-SCI's common stock is below the then applicable conversion price of the Series K notes.

      To the extent CEL-SCI uses its shares to make principal payments on the notes, the number of shares which may be issued upon the conversion of the notes may be less due to reduction in the outstanding principal balance of the notes.

      The actual number of shares which will ultimately be issued upon the payment or conversion of the Series K notes and the exercise of the Series K warrants (if any) will vary depending upon a number of factors, including the price at which CEL-SCI sells any additional shares of its common stock prior to the date the Series K notes are paid or converted or the date the Series K warrants are exercised or expire. See CEL-SCI'S 8-K report filed on August 7, 2006 for more detailed information concerning the Series K notes and warrants.

B. Between August 2001 and May 2006 CEL-SCI sold shares of its common stock in private transactions. In some cases, warrants were issued as part of the financings. The names of the warrant holders and the terms of the warrants are shown below:

                                 Shares Issuable
                          Issue      Upon Exercise     Exercise    Expiration
Warrant Holder            Date        of Warrants        Price         Date
--------------            -----     ----------------  ----------- ------------

Lamey Corporation        8/17/2001       272,108       $    1.75      7/1/2007
Karen Carson             2/15/2005        15,000       $    0.73     2/15/2015
Lucci Financial Group   10/14/2005        80,000       $    1.00    10/14/2010
Lucci Financial Group   10/14/2005        80,000       $    2.00    10/14/2010
Eastern Biotech          5/30/2003       400,000       $    0.47     5/30/2008
Bristol Capital LLC      9/16/2003       197,863       $    0.83     9/16/2008
Cher Ami Holdings        12/1/2003       441,176       $    0.56     12/1/2007
Wachovia Capital          5/4/2004        76,642       $    1.37      5/4/2009
Cher Ami Holdings        7/18/2005       375,000       $    0.65     7/18/2009
Jenna Holdings          10/31/2005       271,370       $    0.55    10/24/2010
Cher Ami Holdings         2/9/2006       150,000       $    0.56      2/9/2011
Riviera Ventures Inc.     4/1/2006       375,000       $    0.73     3/31/2007
Lucci Financial Group    4/12/2006       100,000       $    1.50     4/12/2009
Eastern Biotech          4/17/2006       800,000       $    1.25       6/30/08
Cher Ami Holdings        5/18/2006       800,000       $    0.82       5/17/11

C. The options are exercisable at prices ranging from $0.16 to $6.25 per share. CEL-SCI may also grant options to purchase additional shares under its Incentive Stock Option and Non-Qualified Stock Option Plans.

    The shares referred to in Note C are being offered for sale by means of separate registration statements which have been filed with the Securities and Exchange Commission.

                                 USE OF PROCEEDS

      All of the shares offered by this Prospectus are being offered by certain owners of CEL-SCI's common stock (the Selling Shareholders) and were issued by CEL-SCI in connection with CEL-SCI's employee stock compensation or option plans. None of the proceeds from this offering will be received by CEL-SCI. Expenses expected to be incurred by CEL-SCI in connection with this offering are estimated to be approximately $10,000. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker/dealers through whom they sell any of the Shares.

                              SELLING SHAREHOLDERS

      CEL-SCI has issued (or may in the future issue) shares of its common stock to various persons pursuant to certain employee compensation plans adopted by CEL-SCI. The employee compensation plans provide for the grant or issuance to selected employees of CEL-SCI and other persons of shares of CEL-SCI's common stock or options to purchase shares of CEL-SCI's common stock. Persons who received shares pursuant to the Plans and who are offering such shares to the public by means of this Prospectus are referred to as the "Selling Shareholders".

      CEL-SCI has adopted a number of Stock Option and Stock Bonus Plans, as well as a Stock Compensation Plan. A summary description of these Plans follows. In some cases these Plans are collectively referred to as the "Plans".

      Incentive Stock Option Plans. CEL-SCI has Incentive Stock Option Plans which authorize the issuance of shares of CEL-SCI's Common Stock to persons that exercise options granted pursuant to the Plan. Only Company employees may be granted options pursuant to the Incentive Stock Option Plan.

      Non-Qualified Stock Option Plans. CEL-SCI has Non-Qualified Stock Option Plans which authorize the issuance of shares of CEL-SCI's Common Stock to persons that exercise options granted pursuant to the Plans. CEL-SCI's employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plans, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction. The option exercise price is determined by the Committee but cannot be less than the market price of CEL-SCI's Common Stock on the date the option is granted.

      Stock Bonus Plans. CEL-SCI has Stock Bonus Plans which allow for the issuance of shares of Common Stock to it's employees, directors, officers, consultants and advisors. However bona fide services must be rendered by the consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction.

      Stock Compensation Plan. CEL-SCI's Stock Compensation Plan provides for the issuance of shares of its common stock to officers, directors and employees of CEL-SCI, as well as consultants to CEL-SCI, that agree to receive shares of CEL-SCI's common stock in lieu of all or part of the compensation owed to them by CEL-SCI.

      Summary. The following lists, as of December 31, 2006, the options and shares granted pursuant to the Plans. Each option represents the right to purchase one share of CEL-SCI's common stock.


                                 Total      Shares       Shares
                                Shares    Reserved for  Issued as      Remaining
                               Reserved   Outstanding  Stock Bonus/  Options/Shares
Name of Plan                  Under Plans   Options    Compensation    Under Plans
------------                  ----------- -----------  ------------  --------------

Incentive Stock Option Plans   8,100,000   4,326,933         N/A        3,606,833
Non-Qualified Stock Option
 Plans                        11,760,000   7,186,696         N/A        2,395,667
Stock Bonus Plans              5,940,000         N/A   1,614,836        4,325,080
Stock Compensation Plan        3,500,000         N/A     291,405        3,208,595


      Shares issuable upon the exercise of options granted to CEL-SCI's officers and directors pursuant to the Incentive Stock Option and Non-Qualified Stock Option Plans, as well as shares issued pursuant to the Stock Bonus Plans and Stock Compensation Plan, are being offered by means of this Prospectus. Certain options were granted in accordance with CEL-SCI's Salary Reduction Plan. Pursuant to the Salary Reduction Plan, any employee of CEL-SCI was allowed to receive options (exercisable at market price at time of grant) in exchange for a reduction in such employee's salary. The following table lists the shareholdings of CEL-SCI's officers and directors and the shares offered by means of this Prospectus as of December 31, 2006.


                                   Number of Shares Being Offered  Number of Shares
 Name of                                                 Stock      to be Owned on   Percent
  Selling              Number of    Option     Bonus Compensation  Completion of       of
Shareholder          Shares Owned  Shares (2)  Shares   Shares      the Offering      Class
-----------          ------------  ----------  ------   ------     ----------------   -------

Maximilian de Clara      38,077    1,014,998      --     20,000         38,077           *
Geert R. Kersten (1)  2,842,428    3,708,000      --     52,136      2,842,428           3%
John Cipriano            58,436      210,000      --     15,724         58,436           *
Patricia B. Prichep     564,554    1,231,500      --     31,163        564,554           *
Eyal Talor, Ph.D.       380,976      881,332      --     28,810        380,976           *
Daniel Zimmerman, Ph.D. 453,745      865,000      --     22,107        453,745           *
Alexander Esterhazy      20,000      283,332      --     20,000         20,000           *


                                       16


C. Richard
 Kinsolving, Ph.D.       89,090      443,333      --     20,000         89,090           *
Peter R. Young, Ph.D.    34,601      269,999      --     20,000         34,601           *


* Less than 1%.

(1) Includes shares held in trusts for the benefit of Mr. Kersten's children.
(2) Represents shares issued or issuable upon exercise of stock options. The options held by CEL-SCI's officers and directors are exercisable at prices ranging from $0.16 to $1.94 per share. The other options issued to the employees and consultants are exercisable at prices ranging from $0.22 to $6.25 per share.

      Mr. de Clara and Mr. Kersten are both officers and directors of CEL-SCI. Mr. Esterhazy, Mr. Kinsolving and Mr. Young are directors of CEL-SCI. The other persons in the foregoing tables are officers of CEL-SCI.

      Each Selling Shareholder has represented that the Shares were purchased for investment and with no present intention of distributing or reselling such Shares. However, in recognition of the fact that holders of restricted securities may wish to be legally permitted to sell their Shares when they deem appropriate, CEL-SCI has filed with the Commission under the Securities Act of 1933 a Form S-8 registration statement of which this Prospectus forms a part with respect to the resale of the Shares from time to time in the over-the-counter market or in privately negotiated transactions.

      Certain of the Selling Shareholders, their associates and affiliates may from time to time be employees of, customers of, engage in transactions with, and/or perform services for CEL-SCI or its subsidiaries in the ordinary course of business.

                              PLAN OF DISTRIBUTION

      The Selling Shareholders may sell the Shares offered by this Prospectus from time to time in negotiated transactions in the over-the-counter market at fixed prices which may be changed from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker/dealers, and such broker/dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for which such broker/dealers may act as agent or to whom they may sell, as principal, or both (which compensation as to a particular broker/dealer may be in excess of customary compensation).

      The Selling Shareholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of ss.2(11) of the Securities Acts of 1933, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. CEL-SCI has agreed to indemnify the Selling Shareholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

      CEL-SCI has advised the Selling Shareholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act of 1933. CEL-SCI has also advised each Selling Shareholder that in the event of a "distribution" of the shares owned by the Selling Shareholder, such Selling Shareholder, any "affiliated purchasers", and any broker/ dealer or other person who participates in such distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". CEL-SCI has also advised the Selling Shareholders that Rule 101 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.

                            DESCRIPTION OF SECURITIES

Common Stock

      CEL-SCI is authorized to issue 200,000,000 shares of common stock, (the "common stock"). Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Cumulative voting is not allowed; hence, the holders of a majority of the outstanding common stock can elect all directors.

      Holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. The board is not obligated to declare a dividend. It is not anticipated that dividends will be paid in the foreseeable future.

      Holders of common stock do not have preemptive rights to subscribe to additional shares if issued by CEL-SCI. There are no conversion, redemption, sinking fund or similar provisions regarding the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

      CEL-SCI is authorized to issue up to 200,000 shares of preferred stock. CEL-SCI's Articles of Incorporation provide that the Board of Directors has the authority to divide the preferred stock into series and, within the limitations provided by Colorado statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As the Board of Directors has authority to establish the terms of, and to issue, the preferred stock without shareholder approval, the preferred stock could be issued to defend against any attempted takeover of CEL-SCI. As of December 31, 2006 no shares of preferred stock were outstanding.

Transfer Agent

     Computershare Trust Co., Inc., of Denver, Colorado, is the transfer agent for CEL-SCI's common stock.

                                     GENERAL

      CEL-SCI's Bylaws provide that CEL-SCI will indemnify its directors and officers against expense and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them as a result of their being or having been CEL-SCI directors or officers unless, in any such action, they have acted with gross negligence or willful misconduct. Officers and Directors are not entitled to be indemnified for claims or losses resulting from a breach of their duty of loyalty to CEL-SCI, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or a transaction from which the director derived an improper personal benefit. Insofar as indemnification for liabilities arising under the Securities Act of l933 may be permitted to CEL-SCI's directors and officers, CEL-SCI has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of l933, and is, therefore, unenforceable.

      No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by CEL-SCI or the selling shareholders. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the securities offered in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of CEL-SCI since the date hereof or that any information contained herein is correct as to any time subsequent to its date.

      All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is an addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.